April 8, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Richard Dutkiewicz
Chief Financial Officer
New World Restaurant Group, Inc.
1687 Coles Blvd.
Golden, Colorado 80401

RE:	New World Restaurant Group, Inc. (the "Company")
	Form 10-K for the fiscal year ended December 28, 2004
	File No. 0-27148

Dear Mr. Dutkiewicz:

We have reviewed your response letters dated April 1, 2005, and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-K for the fiscal year ended December 28, 2004

Non-GAAP Measures, page 26

1. We note your response to prior comment number three citing the non-GAAP measure presented in the filing represents a liquidity measure and a material covenant of the credit agreement that is material to an investor`s understanding of your financial situation.
However, in addition to disclosing the information as outlined in FAQ
No. 10 of the "Frequently Asked Questions Regarding the Use of
Non-
GAAP Financial Measures," we believe you should also avoid using the term "EBITDA" to the extent your non-GAAP measure adjusts for items other than interest, taxes, depreciation and amortization. Also, please note that any discussion of the non-GAAP financial measure other than for the reason(s) discussed above (i.e. as an operating performance measure) would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K. Additionally, since your response indicates that you utilize the measure principally as a liquidity measure of operating performance; please revise future filings to reconcile this measure to the most comparable GAAP measure, cash flows from operations, rather than net income
(loss).
Please confirm you will revise future filings accordingly.

* * * * *

You may contact Jean Yu at (202) 824-5421 or Linda Cvrkel, Branch
Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Richard Dutkiewicz
New World Restaurant Group, Inc.
April 8, 2005
Page 1